Exhibit 99.2
RECENT DEVELOPMENTS
Appointment of Mr. Patrick Artus as Member of the Board of Directors of TOTAL
At the Annual Shareholders’ Meeting of TOTAL held on May 15, 2009, TOTAL’s shareholders adopted the resolution approved by the Board of Directors to appoint Mr. Patrick Artus as Director for a three-year term.
Born on October 14, 1951, Mr. Artus has degrees from the Ecole Polytechnique, the Ecole Nationale de la Statistique et de l’Administration de l’Economie (ENSEA) and the Institut d’Etudes Politiques de Paris. He began his career at the INSEE (French National Institute for Statistics and Economic Studies) where his work included economic forecasting and modeling. He then worked at the Economics Department of the OECD (1980), later becoming the Head of Research at the ENSAE from 1982 to 1985. He was scientific adviser at the research department of the Banque de France, before joining the Natixis Group as the head of the research department. He is a professor at the Ecole Polytechnique and associate professor at the University of Paris I, Sorbonne. He has authored many articles and books. He was recognized as the “Best Economist of 1996” by the Nouvel Economiste. He is also a member of the council of economic advisors to the French Prime Minister, the Cercle des Economistes, and of the French National Economic Commission.
Mr. Artus will bring his experience in the field of international economics to the Board.
Inauguration of the South Hook LNG re-gasification Terminal in the United Kingdom
On May 12, 2009, TOTAL announced the inauguration of the South Hook LNG re-gasification Terminal, the largest in Europe, located in Milford Haven, UK, Wales.
The South Hook Terminal is owned and operated by South Hook LNG, a company formed through the joint venture of Qatar Petroleum (67.5%), ExxonMobil (24.15%) and TOTAL (8.35%). With a capacity of 15.6 million tonnes (Mt) per year, the South Hook Terminal, will receive LNG from the Qatargas 2 Project in Qatar.
Total also holds a 16.7% interest in train B of Qatargas 2 which is due to come on stream later in the year.
The South Hook terminal is one element of the wider Qatargas 2 value chain — the first integrated LNG project in the world. Qatargas 2 is a joint venture formed by Qatar Petroleum with ExxonMobil and TOTAL to deliver up to 15.6 Mt per year of LNG. Qatargas 2 comprises three offshore platforms, two 7.8 Mt per year liquefaction trains (onshore), 14 super size ships (8 Q-Flex & 6 Q-Max) and the South Hook terminal.
Start-up of production of the Tahiti field in the Gulf of Mexico
On May 6, 2009, TOTAL announced that the Tahiti field located in the Gulf of Mexico started production on May 5, 2009. This deepwater field, operated by Chevron, in which TOTAL owns a 17% interest along with StatoilHydro, is one of the largest fields in the Gulf of Mexico. It is expected to reach a plateau production of approximately 125,000 barrels of crude oil per day and 70 million cubic feet of natural gas per day before the end of the year. At plateau, the Tahiti field is expected to contribute to TOTAL’s production in the United States by more than 20,000 barrels of oil equivalent per day (boe/d).
New discovery on the Moho-Bilondo License in the Republic of Congo
On May 6, 2009, TOTAL announced positive results for the Moho Nord Marine-4 (MHNM-4) well, approximately 75 kilometers offshore of the Republic of Congo, in a water depth of 1,078 meters in the northern part of the Moho-Bilondo license. The discovery follows on from the Moho Nord Marine-1 and 2 finds in 2007 and the positive delineation well of Moho Nord Marine-3 (MHNM-3) in 2008. Moho Nord Marine-4 was drilled to a total depth of 4,239 metres, in the Albian series, 4.4 kilometers northwest of the Tertiary structure drilled by MHNM-3. The well proved a 163 meters column of high quality oil in the Albian F structure and flowed at 8,100 barrels per day through a 52/64” choke. Preliminary development studies with a view to develop Moho Nord have been launched.
Expiry and termination of offer to acquire UTS Energy Corporation
On April 13, 2009, TOTAL announced that Total E&P Canada Ltd. (the “Offeror”), a wholly owned subsidiary of TOTAL S.A., had increased the consideration under its offer (the “Offer”) to acquire all of the outstanding common shares (the “Common Shares”) of UTS Energy Corporation (“UTS”) from C$1.30 cash per share to C$1.75 cash per share and that it had extended the expiry time for the Offer from 8:00 p.m. (Toronto time) on April 16, 2009 to 8:00 p.m. (Toronto time) on April 27, 2009. On April 28, 2009, TOTAL announced that, at the time of expiry of its Offer, the condition that there be at least 66 2/3% of the Common Shares (calculated on a fully-diluted basis) validly deposited under the Offer and not properly withdrawn at the expiry time had not been met. The Offer is therefore terminated and the Offeror instructed Kingsdale Shareholder Services Inc., the depositary for the Offer, to promptly return all deposited Common Shares in accordance with the Offer.
TOTAL and Cobalt to jointly explore the deepwater Gulf of Mexico
On April 6, 2009, TOTAL announced that its subsidiary, Total E&P USA, Inc., had entered into several agreements with Cobalt International Energy, L.P. (“Cobalt”) to jointly explore the deepwater Gulf of Mexico. Under the terms of these agreements, which are subject to regulatory approval and other customary conditions to closing, the exploration portfolios of both companies in the Gulf of Mexico, 122 exploration leases on Cobalt’s side, 80 exploration leases on TOTAL’s side, and 12 exploration leases already jointly owned, will generally be shared on the basis of 60% for Cobalt and 40% for TOTAL.